As submitted confidentially to the Securities and Exchange Commission on November 26, 2014

Registration No. 377-00731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC DATAVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	33-0745043
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Hamilton Plaza

Paterson, New Jersey 07505

(973) 771-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Pescatore

Chief Executive Officer and President

100 Hamilton Plaza

Paterson, New Jersey 07505

(973) 771-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jeff Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Tel: (858) 677-1400

Fax: (858) 677-1401

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	11,425,000	$23.50(2)	$268,487,500	$
Common Stock, par value $0.0001 per share(3)	500,000	$23.50(2)	$11,750,000	$

(1)	In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. No exchange or over-the-counter market exists for the registrant’s common stock. Shares of the registrant’s common stock issued to qualified institutional buyers in connection with a private offering that closed in June 2014 are eligible for trading on the FBR Plus™ System. To the registrant’s knowledge, the last sale of share of the registrant’s common stock that was reported on the FBR Plus™ System occurred on November 18, 2014 at a price of $23.50 per share.
(3)	Represents shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to MSI Solutions, Inc.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registration Statement on Form S-1 (File No. 377-00731) of Pacific DataVision, Inc. is being submitted solely to file Exhibits 10.14, 10.15, 10.18, 10.19 and 10.20. Accordingly this Amendment No. 3 consists solely of the facing page, this explanatory note, the signature page, and the exhibits filed herewith. This submission does not modify any provision of the Registration Statement except as specifically noted herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement all of which will be paid by us. All of the amounts are estimated except for the Securities and Exchange Commission registration fee.

Item	Amount*
Securities and Exchange Commission registration fee		$(1)
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Printing expenses	$30,000
FINRA filing fees		$(1)
Total		$(1)

(1)	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (“DGCL”) relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Article XI of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) specifies that a director of the Company shall not be personally liable to the Company or to any stockholders for monetary damages for breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Article XII of the Certificate of Incorporation and Article XIII of the Company’s Amended and Restated Bylaws (the “Bylaws”) state that the Company shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding authorized by the Company’s board of directors by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company.

Article XIII of the Certificate of Incorporation permits the Company to purchase and maintain director or officer liability insurance.

The registrant has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, the registrant will be obligated, to the fullest extent not prohibited by the DGCL, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the registrant. The registrant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since April 1, 2011, the registrant made the following issuances of its unregistered securities as described below. All share amounts have been retroactively adjusted to give effect to the reverse stock split of 33.11451201-for-1 of the registrant’s common stock and the conversion of the registrant’s outstanding shares of Series AA preferred stock to common stock, each effected on June 10, 2014.

(1) On May 12, 2014, the registrant issued restricted stock units for 82,054 shares of its common stock to certain employees and consultants pursuant to the registrant’s 2010 Stock Plan.

(2) From May 14, 2014 through September 30, 2014, the registrant issued certain directors, employees and consultants stock options to purchase 1,071,750 shares of the registrant’s common stock and a restricted stock unit for 1,750 shares of the registrant’s common stock, pursuant to the registrant’s 2014 Stock Plan at an exercise price of $20.00 per share.

(3) On June 10, 2014, the registrant completed a private placement in which it sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2), Rule 144A and Regulation S under the Securities Act.

(4) On June 10, 2014, in connection with the private placement, the registrant converted all outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of the registrant’s common stock upon the closing of the private placement. issued upon the conversion of all outstanding warrants to purchase shares of our Series AA Preferred Stock, and (iii) all outstanding restricted stock units for shares of our Series AA Preferred Stock were converted to 44,197 restricted stock units for shares of our common stock were.

(5) From January 2013 through 2014, the registrant issued redeemable promissory notes in the aggregate amount of $1,016,956.00, which included detachable warrants to purchase shares of common stock at a rate of 150 shares of common stock for every $1,000 in principal. Under the original terms, the warrants would detach if the registrant failed to repay the entire principal and outstanding interest by July 1, 2014. In connection with the private placement, on May 14, 2014, the redeemable promissory notes were amended to provide that (a) the redeemable promissory notes will automatically be converted into that number of shares of the registrant’s common stock equal to the sum of 140% of the outstanding principal on the redeemable promissory notes plus outstanding interest divided by $20.00 per share upon the closing of registrant’s acquisition of the Spectrum Assets from Sprint Corporation and (b) the warrants will not detach, and therefore, will not be exercisable.

(6) On September 15, 2014, in connection the Spectrum Closing, the Company issued 500,000 shares of its common stock to Sprint at a deemed value of $20.00 per share as partial consideration for the purchase by the Company of the Spectrum Assets from Sprint.

(7) On September 15, 2014, the Company’s wholly-owned subsidiary, PDV Spectrum Holding Company, LLC, issued 500,000 Class B Units to Motorola for consideration of $10 million. The Class B units are immediately convertible at the option of Motorola into 500,000 shares of the Company’s common stock.

(8) On September 15, 2014, the Company issued 65,000 shares of its common stock, which was issued in connection with the cancellation of $1.3 million of outstanding debt;

(9) On September 15, 2014, the Company issued, 77,734 shares of its common stock, which was issued in connection with the automatic conversion of the outstanding redeemable notes, at the Spectrum Closing

Unless otherwise stated above, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or issuances are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Paterson, State of New Jersey, on November 26, 2014.

PACIFIC DATAVISION, INC.

By:	/s/ John Pescatore
John Pescatore Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brian McAuley	Chairman of the Board (Principal Executive Officer)	November 26, 2014

* Morgan O’Brien	Vice Chairman of the Board	November 26, 2014

/s/ John Pescatore John Pescatore	Director, President and Chief Executive Officer	November 26, 2014

/s/ Timothy Gray Timothy Gray	Chief Financial Officer (Principal Financial and Accounting Officer)	November 26, 2014

* T. Clark Akers	Director	November 26, 2014

* Andrew Daskalakis	Director	November 26, 2014

* Peter Schiff	Director	November 26, 2014

* John C. Sites	Director	November 26, 2014

*By:	/s/ John Pescatore
John Pescatore Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1**	Amended and Restated Certificate of Incorporation of Pacific DataVision, Inc. (the “Company”)

3.2**	Amended and Restated Bylaws of the Company

4.1*	Form of Common Stock Certificate of the Company

4.2**	Registration Rights Agreement, dated June 10, 2014, by and among the Company, certain of the Company’s executive officers named therein, and FBR Capital Markets & Co., on behalf of the investors participating in the June 2014 private placement.

4.3**	Amended and Restated Investor Rights Agreement, dated October 2010, by and among the Company and investors named therein

4.4**	Amendment and Waiver of Rights under Amended and Restated Investor Rights Agreement, approved May 30, 2014, by and among the Company and the investors named therein

4.5**	Form of Common Stock Purchase Warrant, dated August 6, 2004, by and among the Company and the investors therein

4.6**	Note and Warrant Purchase Agreement, dated January 1, 2013, by and among the Company and the investors named therein

4.7**	Form of Redeemable Convertible Promissory Notes, dated January , 2013

4.8**	Amendment to Redeemable Convertible Promissory Notes, approved May 30, 2014

4.9**	Working Capital Advance Agreement, dated August 1, 2010, by and among the Company and Brian McAuley

4.10**	Amended and Restated Promissory Note, dated September 1, 2010, as amended March 31, 2011, by and among the Company and Brian McAuley

4.11**	Form of Convertible Promissory Note issued to certain of the Company’s employees

4.12*	Registration Rights Agreement, dated September 15, 2014, by and between the Company and Machine License Holding, LLC.

5.1**	Opinion of DLA Piper (US) LLP

10.1+**	2004 Stock Plan, as amended

10.2+**	Form of Stock Option Agreement under 2004 Stock Plan

10.3+**	2010 Stock Plan, as amended

10.4+**	Form of Stock Option Agreement under 2010 Stock Plan

10.5+**	Form of Restricted Stock Unit Agreement under 2010 Stock Plan

10.6+**	2014 Stock Plan

10.7+**	Form of Notice of Grant of Stock Option and Stock Option Agreement under 2014 Stock Plan

10.8+**	Form of Notice of Grant of Restricted Stock Unit and Restricted Stock Unit Agreement under 2014 Stock Plan

10.9+**	Form of Indemnification Agreement by and among the Company and its officers and directors

10.10+**	Employment Agreement, dated August 9, 2004, by and among the Company and John Pescatore

10.11+**	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and John Pescatore

10.12+**	Employment Agreement, dated July 1, 2004, by and among the Company and Frank Creede

Exhibit No.	Description of Exhibit

10.13+**	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and Frank Creede

10.14†	Asset Purchase Agreement, dated May 13, 2014, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc.

10.15	Letter Amendment to the Asset Purchase Agreement, dated May 28, 2014, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc.

10.16**	Trust Agreement, dated June 10, 2014, by and among the Company, the investors named therein, T. Clark Akers and Wilmington Trust

10.17**	Escrow Agreement, dated June 10, 2014, by and among the Company, FBR Capital Markets & Co. and Wilmington Trust

10.18†	Management Services Agreement, dated September 15, 2014, by and between Sprint Spectrum, L.P. and the Company

10.19†	License Agreement, dated September 15, 2014, by and between Sprint/United Management Company and the Company

10.20†	Spectrum Rights Agreement, dated September 8, 2014, by and between PDV Spectrum Holding Company, LLC and Motorola Solutions, Inc.

23.1**	Consent of PKF O’Connor Davies, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company

23.2**	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment
**	Previously filed
+	Management Compensation Plan
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.